Exhibit 99.8

RISK FACTORS RELATING TO THE CONVERSION AND OUR COMMON SHARES

The risk factors set out below are being filed for the purpose of modifying and supplementing certain of the risk factors disclosed under the heading “Item 3.D. Risk Factors—Risks Inherent in an Investment in Us” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission (the “SEC”) on April 23, 2024 (our “2023 Annual Report”), to reflect our conversion from a Marshall Islands limited partnership named “Capital Product Partners L.P.” (the “Partnership”) to a Marshall Islands corporation named “Capital Clean Energy Carriers Corp.” (the “Corporation”), effective as of August 26, 2024 (the “Conversion” and such date, the “Effective Date”), and should be read in conjunction with the risk factors and other disclosures contained in our 2023 Annual Report, as supplemented by subsequent reports filed by us with the SEC.

From and after the Effective Date, the Amended and Restated Partnership Agreement of the Partnership and the Certificate of Limited Partnership of the Partnership have terminated and no longer govern the affairs of the Partnership, but instead the affairs of the Corporation are governed by the Marshall Islands Business Corporations Act (the “MIBCA”), and the Corporation’s Articles of Incorporation and Bylaws. For the purposes of the risk factors set out below and in the 2023 Annual Report, as of any time prior to the Effective Date, references to “we,” “us,” “our” and similar terms mean the Partnership and, as of any time after the Effective Date, the Corporation. In addition, unless the context otherwise requires, as of any time after Effective Date, references to common units of the Partnership in the risk factors in the 2023 Annual Report shall be deemed to refer to common shares, par value $0.01 per share, of the Corporation (the “common shares”).

A significant number of our common shares are held by the Marinakis family, including Mr. Evangelos M. Marinakis and Mr. Miltiadis E. Marinakis. The Marinakis family, and any other affiliates of Capital Maritime & Trading Corp., may favor their own interests in any vote by our shareholders.

As of the Effective Date, the Marinakis family, including Mr. Evangelos M. Marinakis and Mr. Miltiadis E. Marinakis, may be deemed to beneficially own, in aggregate, 59.0% of the outstanding common shares of the Corporation (based on 58,387,313 Common Shares outstanding and excluding 1,551,061 Common Shares held in treasury), through Mr. Evangelos M. Marinakis’ beneficial ownership of Capital Maritime & Trading Corp. (“Capital Maritime”) and Mr. Miltiadis E. Marinakis’ beneficial ownership of Capital GP L.L.C. (“CGP LLC”) and Capital Gas Corp. (“Capital Gas” and together with Capital Maritime and CGP LLC, the “Capital Parties”).

The Capital Parties have entered into a Shareholders’ Agreement with us (the “Shareholders’ Agreement”), which sets forth certain governance rights and other matters with respect to us. Pursuant to the Shareholders’ Agreement, until Capital Maritime and its affiliates cease to own at least 25% of the outstanding common shares, Capital Maritime and its affiliates will have the right to nominate three out of the eight directors to our board of directors. If the holdings of Capital Maritime and its affiliates fall below 25% but remain above 15% of the outstanding common shares, Capital Maritime and its affiliates thereafter will have the right to nominate two out of eight directors. If the holdings of Capital Maritime and its affiliates fall below 15% but remain above 5% of the outstanding common shares, Capital Maritime and its affiliates thereafter will have the right to nominate one out of eight directors. If the holdings of Capital Maritime and its affiliates fall below 5%, Capital Maritime thereafter will no longer have any rights to nominate directors.

The Marinakis family, including Mr. Evangelos M. Marinakis and Mr. Miltiadis E. Marinakis, have considerable influence on our corporate affairs and actions. For so long as the Marinakis family continues to beneficially own a majority of the outstanding common shares, then it will have enhanced rights to direct our affairs, including the ability to form a quorum at a meeting of shareholders and to approve certain acts of shareholders that require only a vote of a majority of shareholders present in person or by proxy at such meeting. The interests of other holders of our common shares may differ from the interests of the Marinakis family. Capital Maritime and its affiliates, including the Marinakis family, may favor their own interests in any vote by our shareholders.

We cannot assure you that we will pay any dividends on our common shares.

Declaration and payment of any dividend is subject to the discretion of our board of directors. Our dividend policy may be changed at any time, and from time to time, by the board of directors. The timing and amount of dividend payments to holders of our shares will depend on, among other things, shipping market developments and the charter rates we are able to negotiate when we charter our vessels, our cash earnings, financial condition and cash requirements, and could be affected by a variety of factors, including increased or unanticipated expenses, the loss of a vessel, required capital expenditures, reserves established by the board of directors, refinancing or repayment of debt, additional borrowings, compliance with the covenants in our financing arrangements, our anticipated future cost of capital, access to financing and equity and debt capital markets, including for the purposes of refinancing or repaying existing debt, asset valuations, other factors described in our filings with the SEC from time to time and the applicable provisions of Marshall Islands law.

Our ability to make cash distributions is also limited under Marshall Islands law. The MIBCA generally prohibits the payment of dividends other than from surplus or while we are insolvent or if we would be rendered insolvent upon paying the dividend, or if payment would be contrary to any restrictions contained in our Articles of Incorporation.

The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items. As a result, we might not pay dividends in certain periods even if we were to record a positive net income in those periods. Conversely, we may pay dividends during periods when we record losses.

In light of the factors described above and elsewhere in our 2023 Annual Report, there can be no assurance that we will pay any dividends on our common shares.

Capital Maritime and its affiliates may compete with us.

Pursuant to the Umbrella Agreement we entered into on November 13, 2023 with Capital Maritime and CGP LLC (the “Umberlla Agreement”), Capital Maritime granted the Corporation certain rights of first refusal over (i) transfers of LNG/C vessels owned by Capital Maritime to third-parties, opportunities to order newbuild LNG/C vessels of which Capital Maritime becomes aware and employment opportunities for LNG/C vessels of which Capital Maritime becomes aware and(ii) transfers to third parties of two certain liquid CO2 carriers and two certain ammonia carriers recently ordered by Capital Maritime and employment opportunities for such vessels. Please read “Item 4. Information on the Partnership—A. History and Development of the Partnership—Developments in 2023 and up to the filing of this Annual Report” in our 2023 Annual Report for further information on the rights of first refusal granted by Capital Maritime pursuant to Umbrella Agreement.

However, Capital Maritime and its controlled affiliates still have significant ability to compete with us, which could harm our business. Please read “Item 7. Major Unitholders and Related Party Transactions—B. Related-Party Transactions” in our 2023 Annual Report for further information.

In the Articles of Incorporation we renounced, to the fullest extent permitted by law, any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for Capital Maritime or any of its affiliates (the “Identified Persons”) and us or our affiliates. We did not renounce our interest in any corporate opportunity (a) offered to any Identified Person if (i) such opportunity is expressly offered to such Identified Person solely in their capacity as a director or officer of ours, (ii) such Identified Person believed that we possessed, or would reasonably be expected to be able to possess, the resources necessary to exploit such opportunity and (iii) we or our subsidiaries are directly engaged in such business at the time such opportunity is offered to such Identified Person or (b) required to be offered to the us pursuant to the Umbrella Agreement.

We currently rely, and expect to continue to rely, solely on the services of officers provided to us pursuant to our executive services agreement with CGP LLC and who face conflicts in the allocation of their time to our business.

Our board of directors has appointed officers of the Corporation who provide services to us pursuant to an executive services agreement, dated as of August 26, 2024, by and between the Corporation and CGP LLC (the “Executive Services Agreement”). These officers are not required to work full-time on our affairs and may also work for Capital Maritime and/or its affiliates. For example, our Chief Executive Officer, Chief Financial Officer are also executive officers or employees of Capital Maritime, Capital Ship Management and/or their respective affiliates. Capital Maritime and our Managers each conduct substantial businesses and activities of their own in which we have no economic interest.

As a result, there could be material competition for the time and effort of our officers who also provide services to Capital Maritime, our Managers and/or their respective affiliates, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

Our Articles of Incorporation and Bylaws contain provisions that may have the effect of discouraging, delaying or preventing a change of control or the removal of our current management.

Our Articles of Incorporation and Bylaws contain provisions that may have the effect of discouraging, delaying or preventing a change of control, including a transaction that shareholders may consider favorable, or the removal of our current management. These provisions:

•	authorize our board of directors to issue “blank check” preferred shares without shareholder approval;

•	limit the persons who may call special meetings of shareholders;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at meetings of shareholders; and

•	prohibit us from engaging in a business combination with an interested shareholder for a period of three years following the time such shareholder became an interested shareholder, unless:

•	prior to such time, the our board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

•

upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our shares entitled to vote in the election of directors outstanding at the time the transaction commenced; or

•

at or subsequent to such time the business combination is approved by the our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66-2⁄3% of the outstanding shares entitled to vote in the election of directors which are not owned by the interested shareholder, its affiliates or its associates.

Generally, an “interested shareholder” means any person (other than us and our subsidiaries) that is the owner of 15% or more of our shares entitled to vote in the election of directors, but excludes any such holder immediately upon the Effective Date, including the Capital Parties.

One effect of these provisions may be to affect the market price of our common shares.

Future sales of our common shares, including as a result of the exercise of registration rights by certain of our shareholders, or the issuance of preferred shares, debt securities or warrants, could cause the market price of our common shares to decline.

The market price of our common shares could decline due to sales of a large number of shares, or the issuance of debt securities or warrants, in the market, or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of such equity securities.

The issuance by us of additional shares or other equity securities of equal or senior rank may have the following effects:

•	our shareholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each share may decrease;

•	the relative voting power of each previously outstanding share may be diminished; and

•	the market price of the shares may decline.

We have entered into a Registration Rights Agreement with the Capital Parties and other parties, providing them with certain registration rights, including “demand” and “piggyback” registration rights with respect to the common shares. Sales of a substantial number of common shares pursuant to the registration rights agreement could adversely affect the market price for the common shares and could impair our future ability to raise capital through an offering of our common shares.

Our organization as a corporation under the laws of the Republic of the Marshall Islands may limit the ability of our shareholders to protect their interests.

Our affairs are governed by our Articles of Incorporation, our Bylaws and the MIBCA. The provisions of the MIBCA resemble provisions of the business corporation laws of a number of states in the United States, most notably Delaware. The MIBCA also provides that, as it relates to nonresident corporation, such as us, it shall be applied and construed to make the laws of the Marshall Islands, with respect to the subject matter of the MIBCA, uniform with the laws of the State of Delaware and other states of the United States with substantially similar provisions, and that insofar as it does not conflict with the MIBCA, the non-statutory law (or case law) of the State of Delaware and such other states is adopted as the law of the Marshall Islands. However, there have been few, if any, judicial cases in the Republic of the Marshall Islands interpreting the MIBCA. For example, the rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Although the MIBCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states of United States, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation organized in a U.S. jurisdiction.

As a “foreign private issuer”, we are exempt from certain otherwise applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

We are a Marshall Islands corporation. As a foreign private issuer, we are not required to comply with all of the rules that apply to listed U.S. corporation. In particular, our status as a foreign private issuer exempts us from compliance with certain SEC rules and regulations and certain of the Nasdaq Global Select Market’s regulations, including the proxy rules, the beneficial ownership reporting and short-swing profits recapture rules of Section 16 of the Exchange Act, certain rules relating to disclosure regarding executive compensation, and certain governance requirements such as independent director oversight over the nomination of directors and executive compensation. In addition, we are not required under the Exchange Act to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC. Although we have generally chosen to comply with most of the Nasdaq Global Select Market’s corporate governance rules as though we were a U.S. corporation, including those relating to the independence of the members of our board of directors and its committees, we could decide in the future not to comply with them. These exemptions and leniencies reduce the frequency and scope of information and protections to which you are otherwise entitled as an investor and perceptions about the actual or possible reduction in the frequency and scope of information and protections to which our investors are entitled could materially and adversely affect the market price of our common share.

We may not realize the anticipated benefits of the Conversion or those benefits may take longer to realize than expected or not offset the costs of the Conversion, which could have a material and adverse impact on the trading price of our common shares.

We believe that the Conversion will, among other things, position us as a more attractive investment opportunity in the equity capital markets and improve our trading liquidity. However, the level of investor interest in our common shares may not meet our expectations. Consequently, we may not realize the anticipated benefits of the Conversion or those benefits may take longer to realize than we expect. Moreover, there can be no assurance that the anticipated benefits of the Conversion will offset its costs, which could be greater than we expect. Our failure to achieve the anticipated benefits of the Conversion at all or in a timely manner, or a failure of any benefits realized to offset its costs, could have a material and adverse impact on the trading price of our common shares.